Exhibit 8

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
MIND Software SRL	Romania
MIND Software, Inc.	Delaware
MIND Software Limited	United Kingdom
MIND CTI GmbH	Germany
Message Mobile GmbH	Germany
GTX GmbH	Germany